Exhibit 99.1

Petrobras Announces Results of Early Tender for Previously Announced Exchange Offers by Petrobras International Finance Company

RIO DE JANEIRO, Brazil, January 22, 2007 – Petróleo Brasileiro S.A. (NYSE: PBR; Petrobras) announces today that its wholly owned subsidiary Petrobras International Finance Company (PIFCo), in connection with the previously announced offer to exchange five series of notes (Old Notes) for new notes (Reopening Notes) and a cash amount, has received tenders of approximately $392 million principal amount of Old Notes by the early tender date, which occurred at 5:00 p.m., New York City time, on January 19, 2007 (Early Tender Date).

Specifically, PIFCo received tenders of approximately: $7.2 million principal amount of the 12.375% Global Step-Up Notes due 2008; $12.9 million principal amount of 9.875% Senior Notes due 2008; $47.4 million principal amount of the 9.75% Senior Notes due 2011; $123.7 million principal amount of the 9.125% Global Notes due 2013 and $200.8 million principal amount of the 7.750% Global Notes due 2014. The Reopening Notes constitute a further issuance of, and form a single fungible series with, PIFCo’s 6.125% Global Notes due 2016 that were issued on October 6, 2006.

The cash payment, reference treasury yield, and total exchange price for each series of Old Notes as well as the reference treasury yield and reopen issue price for the Reopening Notes will be determined today, January 22, 2007, in the manner described in the applicable prospectus dated January 4, 2007 (Prospectus).

The exchange offers are scheduled to expire at 12:00 midnight, New York City time, on February 2, 2007, unless extended or earlier terminated. The terms of the exchange offers are further described in the Prospectus.

PIFCo has retained Morgan Stanley & Co., Incorporated and UBS Securities LLC to act as dealer managers for the offers, The Bank of New York to act as exchange agent for the offers, The Bank of New York (Luxembourg) S.A. to serve as Luxembourg agent for the offers and D.F. King & Co., Inc. to act as information agent for the offers.

Requests for documents (including the prospectus) may be directed to D.F. King & Co., Inc. by telephone at (212) 269-5550 for banks and brokers or at (800) 859-8508 for all others, or in writing at 48 Wall Street, 22nd Floor, New York, New York 10005. These documents contain important information, and holders should read them carefully before making any investment decision.

Questions regarding the offers may be directed to Morgan Stanley & Co., Incorporated at (800) 624-1800 (in the United States) or (212) 761-1864 (outside the United States) and UBS Securities LLC at (888) 722-9555, ext. 4210 (in the United States) or (203) 719-4210 (outside the United States).

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offers are being made solely by the offer to purchase and related letter of transmittal. The offers shall not be made in any such jurisdiction in which they are not permitted to be made under applicable law.